Digital Locations, Inc.

January 9, 2024

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Locations, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed December 14, 2023
File No. 333-274849

Ladies and Gentlemen:

Digital Locations, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 4, 2024, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Executive Compensation, page 33

1.	Please update your executive compensation disclosure for your fiscal year ended December 31, 2023. Refer to Item 402 of Regulation S-K and Question 117.05, C&DI of Regulation S-K.

RESPONSE: We have updated the Executive Compensation table and the dates throughout the document.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Digital Locations, Inc.

/s/ Richard Berliner
Richard Berliner, CEO